Exhibit 99.1

Enlivex Announces Positive Final Safety and Efficacy Data From Clinical Trial of Off-The-Shelf Allocetra in Patients with Severe Sepsis

– Final Analysis Comparing 10 AllocetraTM-Treated Patients with 37 Matched Controls Showed Significant Positive Responses in State of Organ Failure, ICU Hospitalization and Mortality in a Highly Fragile and Extremely Difficult to Treat Population with Severe Sepsis –

Nes Ziona, Israel, March 18, 2010 (GLOBE NEWSWIRE) — Enlivex Therapeutics Ltd. (Nasdaq: ENLV), a clinical-stage immunotherapy company, today announced positive final safety and efficacy data from the Company’s completed Phase Ib clinical trial in patients with severe sepsis. The final analysis compared the clinical data of 10 patients admitted to the intensive care unit with sepsis who were administered off-the-shelf AllocetraTM (“Allocetra-OTS”) upon their admission, with 37 patients who were matched controls (matched by age, gender, Sequential Organ Failure Assessment (SOFA) score, and infection source) who received only the standard of care treatment at the same hospital during 2014-2019 but did not receive Allocetra-OTS. The clinical trial was conducted at Hadassah Medical Center, which is one of the largest and most prestigious hospitals in Israel (“Haddasah”).

The primary aim of the clinical trial was to determine the safety profile and tolerability of. In addition, effects on, mortality, organ dysfunction and number of hospitalization days in general and in the intensive care unit (ICU) were measured.

Mortality

The Acute Physiology and Chronic Health Evaluation (APACHEII) score of the Allocetra OTS-treated group was 12.3, and the corresponding probability of mortality of at least one patient in that group was predicted at 85% based on the hospital’s ICU staff’s clinical assessment of each patient’s overall condition at admission. However, none (0%) of the Allocetra-OTS-treated patients died during the 28-day study period, as compared to 27% 28-day mortality in the matched controls group.

Sepsis & Organ Failure

Each of the 10 Allocetra-OTS-treated patients had between 2 to 5 dysfunctional organ systems upon admission to the ICU. All (100%) of the Allocetra-OTS-treated patients had rapid and complete recovery from their septic conditions and of any organ dysfunction that was present upon admission to the ICU. Despite the similarity of organ-failure state (SOFA) at entry between the Allocetra-OTS-treated patients and the matched controls group (average of 3.4 versus 3.47), not a single patient treated with Allocetra-OTS had any increase in organ-failure state post administration of Allocetra-OTS, while the majority of the patients in the matched controls group had an increase in organ-failure state. The average worsening in organ-failure state of patients in the matched controls group was approximately 100% compared with their ICU hospitalization state vs zero (0%) percent worsening in organ-failure state of Allocetra-OTS-treated patients post administration of Allocetra-OTS (p< <0.0001).

Duration of ICU Hospitalization

The ICU length-of-stay for all Allocetra-OTS-treated patients was significantly shorter than those patients who received only the standard of care, with an average of 4 days compared to 11.11 in the matched controls group, a 64% reduction (p<0.0001). The slowest ICU discharge of a patient treated with Allocetra-OTS was after 8 days, while approximately 50% of the matched controls group were still at the ICU after 28 days.

Safety

Allocetra-OTS was shown to be safe and tolerable, with no serious unexpected severe adverse reactions and no serious adverse events.

Prof. Dror Mevorach, Chief Medical Officer of Enlivex, commented, “We were excited to observe such deep and durable responses at a well-tolerated dose in this highly fragile and extremely difficult to treat septic population, and obtaining statistically-significant differences from the matched historical controls group. We believe that Allocetra-OTS is positioned as a potentially clinically viable option for treatment of sepsis, which is a clinical condition that has poor clinical outcomes and no currently effective therapy.”

Oren Hershkovitz, CEO of Enlivex, stated, “Allocetra-OTS is a significant product candidate for Enlivex, and the robust results of this study are highly encouraging. We are compiling patient’s cytokine storm data in an effort to analyze the potential of Allocetra-OTS in other clinical indications whose pathophysiology is highly correlated with cytokine storms and exaggerated immune responses.”

Study design

The aim of this study was to determine the safety and efficacy profile and tolerability of Allocetra-OTS, in subjects admitted to the emergency room with sepsis. Allocetra-OTS (140x106 cells/kg) was administered in either a single dose to 6 patients at day 1 or in two doses to 4 additional patients at days 1 and 3, to patients admitted to the emergency room with sepsis. Patients were followed for 28 days. The study subjects were also compared to historical controls hospitalized in the ICU, matched by age, gender, Sequential Organ Failure Assessment (SOFA) score, and infection source.

Sepsis is defined as a life-threatening organ dysfunction caused by a dysregulated immune response to infection. Sepsis has been identified by the World Health Organization as a global health priority and currently has no FDA-approved pharmacologic treatment. Sepsis is the third leading cause of mortality in the United States after cardiovascular and cancer diseases and affects approximately 1.7 million adults in the United States each year. Various studies have estimated that up to 50% of severe sepsis hospitalizations culminate in death.

AllocetraTM is an experimental therapy being investigated for treatment of patients with organ failure associated with sepsis, a syndrome whose lethal pathophysiology – hyper stimulation of the immune response and cytokine storm followed by organ failure – that may be similar to that of the coronavirus (COVID-19) associated with the newly recognized virus SARS-CoV-2.

ABOUT ENLIVEX
Enlivex is a clinical stage immunotherapy company, developing an allogeneic drug pipeline for immune system rebalancing. Immune system rebalancing is critical for the treatment of life-threatening immune and inflammatory conditions which involve hyper-expression of cytokines (Cytokine Release Syndrome) and for which there are no approved treatments (unmet medical needs), as well as solid tumors immune-checkpoint rebalancing.  For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT:

Shachar Shlosberger, CFO

Enlivex Therapeutics, Ltd.

shachar@enlivexpharm.com